January 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attention: Madeline Joy Mateo and John Dana Brown

Re:	The Beneficient Company Group, L.P. Registration Statement on Form S-4 Filed December 9, 2022 File No. 333-268741

Ladies and Gentlemen:

On behalf of The Beneficient Company Group, L.P. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 6, 2023, regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on December 9, 2022. In connection with this letter, an amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Registration Statement on Form S-4

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and has been advised by Avalon Acquisition Inc. (“Avalon”) that its sponsor, Avalon Acquisition Holdings LLC (the “Sponsor”), is a limited liability company organized under the laws of the State of Delaware. The managing members of the Sponsor are Donald H. Putnam and S. Craig Cognetti, each a U.S. citizen and having shared voting and investment discretion with respect to the shares of Avalon held of record by the Sponsor. We have been further advised by Avalon that all of the members of the Sponsor, and the members of Avalon’s management and board of directors, are U.S. citizens. None of the foregoing persons is controlled by a non-U.S. person and to the knowledge of Avalon, neither the Sponsor nor any of the members of Avalon’s management or board of directors has any relationships or ties that would require the transaction to be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”), or would otherwise be likely to prevent the Company from consummating its business combination with Avalon.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

January 23, 2023

The Company also respectfully advises the Staff that, to the Company’s knowledge, no person or entity involved in or otherwise associated with the Business Combination, is, is controlled by, or has substantial ties with a non-U.S. person. Furthermore, to the Company’s knowledge, those certain entities and individuals that, as a result of the Initial Recapitalization, will receive Beneficient common stock in exchange for their interests in BCH, as described in Amendment No. 1., are not controlled by and do not have any substantial ties to a non-U.S. person.

As such, the Company respectfully advises the Staff that it is unlikely that the Business Combination will be subject to (or ultimately prohibited by) review by a U.S. government entity, such as CFIUS, on the basis of the involvement of non-U.S. persons. Based on the foregoing, the Company respectfully submits that it does not believe that additional disclosure in Amendment No. 1 is required.

2.

Please define terms in the context where first used. For example, the term “ExAlt Loan” is first used on page 12, but is first defined on page 254 of the registration statement. As a separate matter, please quantitatively define “mid-to-high net worth” on page 225.

Response: In response to the Staff’s comment, the Company has revised page x to define “ExAlt Loan” under the heading titled “Certain Defined Terms,” has defined numerous other terms within the prospectus on their first use and has quantitatively defined “mid-to-high net worth” on page xi.

3.

Please quantify the aggregate dollar amount of the current value of fees due to the Avalon Sponsor and out-of-pocket expenses for which the Avalon Sponsor and its affiliates are awaiting reimbursement.

Response: In response to the Staff’s comment, page 372 has been revised to quantify the aggregate dollar amount of the current value of fees due to the Avalon Sponsor and out-of-pocket expenses for which the Avalon Sponsor and its affiliates are awaiting reimbursement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

January 23, 2023

Cover Page

4.

Please refer to the statement, in the Letter from Ben’s Founder and CEO, about “utilizing standardized liquidity transaction documentation and agreements that have been reviewed by [y]our banking regulator.” Please name your banking regulator and describe its jurisdiction. Disclose the date when such regulator completed a review of the documentation and agreements. Describe the extent of the review and explicitly state whether such agency has approved or endorsed such documentation or agreements. Also explain the extent to which these documents and agreements may change from transaction to transaction.

Response: The Company respectfully advises the Staff that it has revised the disclosure on the second page of the Letter from Ben’s Founder and CEO in response to the Staff’s comment and to state that completed liquidity transactions and documentation related to such completed transactions are subject to periodic review by the Kansas Office of the State Bank Commissioner (the “KOSBC”) in connection with its examinations of the Company’s TEFFI subsidiary, Beneficient Fiduciary Financial, L.L.C. (“BFF”). The Company respectfully advises the Staff that documentation related to completed liquidity transactions was provided to the KOSBC in connection with its examination of BFF in the 2022 examination cycle and that the KOSBC has not approved or endorsed such documentation or agreements. The Company has advised us that it intends to infrequently update the form of its liquidity documentation and in-between updates to the form to only make necessary and appropriate changes.

5.

Please refer to the statement, in the Letter from Ben’s Founder and CEO, regarding your “operational Kansas charter.” Clarify the nature and extent of your authority pursuant to this charter and explain exactly what you mean by “operational Kansas charter.” Explain here in simple terms what you are currently permitted to do pursuant to this charter. Additionally, explain what you mean by “extensive regulatory audit review.”

Response: The Company respectfully advises the Staff that it has revised the disclosure on the first and second pages of the Letter from Ben’s Founder and CEO as well as similar disclosure on pages 50 and 245 in response to the Staff’s comment. The Kansas charter is described as “operational” or “operating” in order to distinguish the conditional charter received by BFF on July 1, 2021 and the formal operating charter BFF received on December 31, 2021.

Questions and Answers, page xiii

6.

Please add a separate Q&A briefly summarizing the pending litigation that could negatively impact public investors. Quantify here the aggregate potential negative impact of all litigation including, but not limited to, a potential requirement to make quarterly payments to the Trusts in an aggregate amount of up to $350 million.

Response: The Company has included separate question and answers on pages xxiv and xxv in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

January 23, 2023

Summary of the Proxy Statement/Prospectus, page 1

7.

We note the Post-Business Combination Structure chart on page 12. Please revise to provide a chart with a more legible font. In the chart show the ownership interest percentage for each entity or group and the type of security conferring such ownership. Separately show voting and economic interests if these percentages are different for a given group or entity. Please also include an organization chart depicting the organizational structure of Beneficient prior to the consummation of the transaction. Charts should also illustrate the states or countries of incorporation of various legal entities and various affiliations that exist.

Response: The Company has included an organizational chart showing the structure of the Company prior to the Business Combination on page 12 and has revised the existing post-Business Combination organizational chart on page 13 as requested. The Company respectfully advises the Staff that it has included cross-references by footnote to disclosures that describe ownership in more detail.

Risk Factors, page 41

8.	Please add a separately captioned risk factor addressing BCG’s history of net losses.

Response: The Company has included a new risk factor on page 53 in response to the Staff’s comment.

We are aware of two lawsuits in which BCG or certain of our directors have been named defendants., page 53

9.	Revise to explain what the “CVR contract” is, and summarize the material terms as asserted by PCA.

Response: The Company has updated the disclosure on page 57 in response to the Staff’s comment.

Pursuant to a registration rights agreement, if we do not become a public company and register certain securities, we may incur expenses., page 62

10.

Please quantify the amount of funds you would have to expend to repurchase Preferred B-2 Units from all holders of BCG Preferred B-2 Unit Accounts, in the event that a registration statement registering Registrable Securities for resale has not been declared effective by the SEC by June 30, 2023 and the holders of the BCG Preferred B-2 Unit Accounts exercise their right to have BCG repurchase those securities. State whether you have such funds available and how such a repurchase would impact your financial condition.

Response: The Company has revised the disclosure on page 406 in response to the Staff’s comment.

Business of Avalon, page 205

11.

We note your disclosure that the Avalon Sponsor, directors and each member of Avalon’s management team agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

January 23, 2023

Response: The Company respectfully advises that Staff that, in response to the Staff’s comment, the Company has revised the disclosure on page 209 to note that as described in the Letter Agreements dated October 5, 2021, copies of which were filed as Exhibits 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, 10.18 and 10.19 to Avalon’s Current Report on Form 8-K filed with the Commission on October 12, 2021, the Sponsor and Avalon’s directors and officers agreed to waive their redemption rights with respect to any shares of Avalon Class A common stock owned or to be owned by the Sponsor or Avalon’s directors or officers, directly or indirectly, whether such shares be part of Avalon’s shares of Avalon Class B common stock or the shares of Avalon Class A common stock included in the units issued in Avalon’s initial public offering “to induce [Avalon] and Maxim Group LLC to enter into the Underwriting Agreement and to proceed with the initial public offering, and in recognition of the benefit that such initial public offering will confer upon the Sponsor, Directors and Officers as stockholders of [Avalon].” Avalon has represented to the Company that no additional consideration was provided in exchange for the Letter Agreements.

Business of Beneficient, page 225

12.

We note your disclosure on page 231 that the revenue generated by Ben Liquidity and Ben Custody are eliminated in consolidation and that the platform fees generated by AltAccess are expected to be eliminated in consolidation. At the forefront of the section “Business of Beneficient,” please highlight this disclosure and explain the primary source of your recognized revenue. Also revise the “Ben Operational Overview” graphic on page 230 to clarify that such interest and fee revenue is eliminated upon consolidation.

Response: The disclosure on page 230 and the “Ben Operational Overview” graphic on page 234 have been updated in response to the Staff’s comment.

Our Business Model, page 231

13.

We note your disclosure describing the revenue from interest and fees, which are eliminated in consolidation. Please expand this disclosure to provide a similar discussion of any expenses that are eliminated in consolidation and to better describe the net impact of these items.

Response: The disclosure on pages 234 and 235 has been revised in response to the Staff’s comment.

Cash Flow, page 306

14.	Please revise your disclosure to explain, in more detail, the distributions received as return of investments in alternative assets.

Response: The Company respectfully advises the Staff that the disclosure on pages 312 and 313 have been updated in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

January 23, 2023

Critical Accounting Estimates

Goodwill and Intangible Identifiable Assets, page 316

15.

Please refer to your discussion of goodwill impairment on page 316 and revise to provide information for investors to assess the probability of future goodwill impairment charges. For example, as of each period end, please disclose whether your reporting unit was at risk of failing the quantitative impairment test or if the fair value of your reporting unit substantially exceeded the carrying value and was not at risk of failing. If a reporting unit was at risk of failing at any period end, please disclose the percentage by which fair value exceeded the carrying value and the amount of goodwill allocated to the reporting unit. Please refer to Item 303(b)(3) of Regulation S-K.

Response: The disclosure on page 323 has been updated in response to the Staff’s comment.

Beneficial Ownership of Securities, page 358

16.	Please populate the table to provide the disclosure required in this section.

Response: The Company respectfully advises the Staff that it has populated the information on pages 366 and 367 as requested.

Annex A, page A-1

17.

We note from the exhibit index that certain information has been excluded from this exhibit because it both is not material and would likely cause competitive harm to the registrant if publicly disclosed. Please include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. Please also include brackets indicating where the information is omitted from the filed version of the exhibit.

Response: The Company has revised the exhibit index to remove the indication that information has been excluded from this exhibit because it both is not material and would likely cause competitive harm to the registrant if publicly disclosed. The Company respectfully advises the Staff that the only information omitted from such exhibit are certain schedules that are permitted to be omitted pursuant to Item 601(a)(5) of Regulation S-K, which the Company has agreed to furnish a copy of to the Commission upon request.

Index to Financial Statements, page F-1

18.

We note reference to the Report of Independent Registered Public Accounting Firm on Avalon Acquisition, Inc.’s annual financial statements for the years ended December 31, 2021 and 2020 as well as exhibit 23.1, which references inclusion of WithumSmith+Brown, PC’s report dated March 29, 2022. However, we are unable to locate the report in the filing. Please amend the filing to include the audit report of WithumSmith+Brown, PC.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Amendment No. 1 has been updated to include the audit report of WithumSmith+Brown, PC dated March 29, 2022.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

January 23, 2023

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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

January 23, 2023

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:	Brad K. Heppner, Chief Executive Officer
Gregory W. Ezell, Chief Financial Officer
James G. Silk, Esq., Chief Legal Officer
David B. Rost, Esq., General Counsel
William N. Haddad, Esq., Venable LLP
Arif Soto, Esq., Venable LLP
Alexa Cooper, Esq., Haynes and Boone, LLP